FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

Freegold Ventures Limited

1750 - 700 West Georgia Street

Vancouver, British Columbia, Canada, V7Y 1B6

Item 2: Date of Material Change:

April 21, 2008

Item 3: News Release:

A news release dated and issued on  April 21, 2008 was disseminated through Canada News Wire

Item 4: Summary of Material Change:

Freegold to Present at the London 20:20 Gold Day and One2One Investor Forums

Item 5: Full Description of Material Change:

April 21, 2008 (Vancouver, BC) – Freegold Ventures Limited (TSX: ITF, OTCBB: FGOVF, Frankfurt: FR4) is pleased to announce its participation in two leading London-based investment forums.

Freegold will be presenting at Gold Day, a 20:20 Investor Series hosted by the Mining Journal on Wednesday, April 23, 2008.  Freegold’s presentation will be at 12:55 pm at the Lincoln Centre, 18 Lincolns Inn Fields, London.  Attendance at this full day event is free for registered delegates.  Investors wishing to register and learn more about the conference should visit www.2020series.com/gold/Home.asp.

Freegold will also be presenting at the One2One Forum hosted by Proactive Investors on Thursday, April 24, 2008.  This event commences at 5:45 pm at the Chesterfield Mayfair Hotel 35 Charles Street, Mayfair, London and will feature 3 company presentations followed by a wine reception.  Attendance is free, and investors interested in attending the forum and learning more about Freegold and its advanced-stage gold projects in Alaska and Idaho are encouraged to register at www.proactiveinvestors.co.uk/eventregistration.php

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Steve Manz, President & CEO, Corporate Secretary

Telephone:  604-662.7307

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 21st day of April 2008.